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                                                                     Exhibit 2.2


                      IN THE UNITED STATES BANKRUPTCY COURT
                      FOR THE NORTHERN DISTRICT OF ALABAMA
                                NORTHERN DIVISION


IN RE:                              )
                                    )
MARTIN INDUSTRIES, INC.,            )                 CASE NUMBER 02-85553
EIN:  63-0133054                    )                 CHAPTER 11 PROCEEDING
                                    )
                         DEBTOR.    )



                               CONFIRMATION ORDER


     THIS MATTER came before the Court for hearing on July 14, 2003 on confirmation of the Plan of Reorganization of Martin Industries, Inc. under Chapter 11 of the Bankruptcy Code dated June 6, 2003 (the "Plan")(1) filed by Martin Industries, Inc., debtor and debtor-in-possession (the "Debtor") on June 10, 2003. Appearances were noted in the record. On July 12, 2003, the Debtor filed a Memorandum in Support of Plan Confirmation (the "Memorandum") and the Declaration Certifying Tabulation Of Ballots Regarding Vote Of Debtor's Plan (the "Balloting Results"). The Debtor proffered the testimony of Mr. William Neitzke. After due and proper notice and hearing, and based on the pleadings and the record in this case, the Balloting Results, the evidence presented concerning feasibility and other aspects of the Plan, the arguments, representations of counsel, the stipulations of the parties announced on the record at the confirmation hearing, all other matters brought before the Court, and for good cause shown, the Court finds that the Plan is due to be confirmed pursuant to 11 U.S.C. ss. 1129. Wherefore, premises considered, the Court finds, determines and concludes as follows:

---------------
(1) Capitalized terms in this Order, unless otherwise defined, shall have the meanings set forth in the Plan.


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     1.   On December 27, 2002 (the "Filing Date") the Debtor filed a petition under chapter 11 of title 11, United States Code, 11 U.S.C. ss.ss. 101-1330 (the "Bankruptcy Code"). Pursuant to Sections 1107 and 1108 of the Bankruptcy Code, the Debtor has continued to operate and manage its assets and affairs as debtor-in-possession. No trustee or examiner has been appointed in the Debtor's bankruptcy case.

     2. By order entered June 4, 2003, the Court approved the Disclosure Statement for the Plan of Reorganization of Martin Industries, Inc. under Chapter 11 of the Bankruptcy Code (the "Disclosure Statement") as containing adequate information under Section 1125(a) of the Bankruptcy Code. Pursuant to the Court's order of June 4, 2003 approving the Disclosure Statement (the "Disclosure Statement Order"), and in compliance with Rule 3017(d) of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules"), the Debtor transmitted to the Bankruptcy Administrator, all creditors, all equity security holders, (at the address listed in their proof of claim, if applicable, or their last known address pursuant to the Debtor's books and records), all parties requesting notice, and other parties in interest, copies of the Plan, the Disclosure Statement, a ballot to accept or reject the Plan, and the Disclosure Statement Order, which included good and sufficient notice of the hearing on confirmation of the Plan and the time within which acceptances, rejections and objections to the Plan were due to be filed. The notice provided was sufficient under Bankruptcy Rules 2002 and 3017. Good and sufficient notice has been given of the deadline for filing ballots accepting or rejecting the Plan, the deadline for filing objections to confirmation of the Plan, and the hearing scheduled to consider confirmation of the Plan. No further notice is due or required.



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     3.   The Plan divides creditors and holders of equity security interests into five (5) classes. Class 1 consists of the holders of the Allowed Priority Claims other than Priority Tax Claims. Class 1 is not impaired under the Plan. Accordingly, Class 1 is deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Class 2 consists of the Allowed Secured Claims of AmSouth Bank ("AmSouth"). Class 2 is impaired. Of the members of Class 2 casting ballots, 100% in number and 100% in amount voted to accept the Plan. Accordingly, Class 2 has voted to accept the Plan. Class 3 consists of the Allowed Secured Claims of MTIN. Class 3 is impaired. Of the members of Class 3 casting ballots, 100% in number and 100% in amount voted to accept the Plan. Accordingly, Class 3 has voted to accept the Plan. Class 4 consists of the holders of Allowed Unsecured Claims. Class 4 is impaired. Of the members of Class 4 casting ballots, more than 50% in number and more than two-thirds in amount voted to accept the Plan. Accordingly, Class 4 has accepted the Plan. Class 5 consists of Interests in the Debtor. Class 5 will receive no Distribution under the Plan and the holders of Interests in the Debtor will receive nothing under the Plan on account of their equity interests. Accordingly, Class 5 is deemed to have rejected the Plan under Section 1126(g) of the Bankruptcy Code.

     4.   The following parties filed objections to confirmation of the Plan:
(a) AmSouth; (b) the WARN Act Claimants (as defined in the Memorandum); (c) Steadfast Insurance Company ("Steadfast"); (d) Blue Cross and Blue Shield of Alabama ("BCBS"); (e) the Bankruptcy Administrator (the "BA"); and (f) the Unsecured Creditor's Committee (the "UCC"). As announced on the record at the confirmation hearing, AmSouth, the UCC, the BA, the WARN Act Claimants, BCBS and Steadfast withdrew their respective objections on the terms



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and conditions set forth in this Order. In addition, AmSouth, which initially voted claims in Class 2 and Class 4 against the Plan, announced on the record that it withdrew its negative votes and voted to accept the Plan.

     5.   The Plan complies with the applicable provisions of the Bankruptcy
Code.

     6. The Debtor, as proponent of the Plan, has complied with the applicable provisions of the Bankruptcy Code.

     7. The Debtor has proposed the Plan in good faith and not by any means forbidden by law.

     8. Any payment made or to be made by the Debtor, or by a person issuing securities or acquiring property under the Plan, for services or costs and expenses in or in connection with the Debtor's case, or in connection with the Plan and incident to the Debtor's case, has been approved by, or is subject to the approval of, the Court as reasonable.

     9. The Debtor, as proponent of the Plan, has disclosed the identity and affiliations of the individual, Robert P. Reynolds ("Mr. Reynolds"), proposed to serve, after confirmation of the Plan, as Liquidation Trustee. Mr. Reynolds is disinterested and fully qualified to serve as the Liquidation Trustee. In addition, the appointment to, or continuance of the Liquidation Trustee is consistent with the interests of creditors and equity security holders and with public policy. The Liquidation Trustee will have the sole responsibility under the Plan for liquidating assets and administering and implementing the Plan for the benefit of creditors. The third-party purchaser of the New Common Stock, Merifin, will appoint new officers and directors for the Reorganized Debtor. Merifin is an unaffiliated third party with no connection to




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the Debtor. The Reorganized Debtor will play no role in the Liquidation Trust or in the implementation of the Plan for the benefit of creditors.

     10. The Plan does not provide for any rate change that would require approval of a government regulatory commission with jurisdiction over the rates of the Debtor. Accordingly, Section 1129(a)(6) of the Bankruptcy Code is not applicable and has been satisfied.


     11.  With respect to each impaired class of claims or interests under the
Plan:

          (a) Each holder of a claim or interest of such class (i) has accepted the Plan; or (ii) will receive or retain under the Plan on account of such claim or interest property of a value, as of the Effective Date, that is not less than the amount that such holder would so receive or retain if the Debtor was liquidated under chapter 7 of the Bankruptcy Code on the Effective Date; or

          (b) Insofar as Section 1111(b)(2) of the Bankruptcy Code applies to the claims of such class, each holder of a claim of such class will receive or retain under the Plan on account of such claim property of a value, as of the Effective Date, that is not less than the value of such holder's interest in the estate's interest in the property that secures such claims.

     12. With respect to each class of claims, such class has accepted the Plan, or such class is not impaired under the Plan. Class 5, consisting of the holders of Interests in the Debtor, is deemed to have rejected the Plan under
Section 1126(g) of the Bankruptcy Code. However, the Plan does not discriminate unfairly, and is fair and equitable, with respect to Class




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5. Without limitation, the holder of any interest that is junior to the interests of Class 5 will not receive or retain under the Plan on account of such junior interest any property.

     13. Except to the extent that a holder of a particular claim has agreed to different treatment of such claim, the Plan provides that:

          (a) Subject to the allowance provisions contained in Section III of the Plan, with respect to Administrative Expense Claims and Priority Tax Claims, on the Effective Date or, if later, the fifteenth (15th) Business Day after such claim becomes Allowed, the holder of such claim will receive on account of such claim cash equal to the Allowed amount of such claim; and

          (b) With respect to Allowed Other Priority Claims, each holder of a claim of such class will receive on the First Distribution Date or, if later, on the fifteenth (15th) Business Day after such claim becomes Allowed, cash equal to the Allowed amount of such claim.

     14. At least one class of claims that is impaired under the Plan has accepted the Plan, determined without including any acceptance of the Plan by an insider.

     15. Confirmation of the Plan is not likely to be followed by liquidation, or the need for further financial reorganization of the Debtor or any successor to the Debtor under the Plan, except to the extent liquidation is proposed in the Plan.

     16. All fees payable under 28 U.S.C.ss. 1930, as determined by the Court at the hearing on confirmation of the Plan, have been paid or the Plan provides for the payment of all such fees on the Effective Date.


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     17.  Based upon the Plan and the evidence before the Court, the Debtor has no obligation to provide any retiree benefits as defined in Section 1114 of the Bankruptcy Code. Accordingly, the Plan provides for the continuation after the Effective Date of payment of all such benefits, if any, at the level established pursuant to subsection (e)(1)(B) or (G) of Section 1114 of the Bankruptcy Code, at any time prior to confirmation of the Plan, for the duration of the period the Debtor has obligated themselves to provide such benefits.

     18. The Plan complies with all requirements of Section 1129(a) of the Bankruptcy Code, except that Class 5 is deemed to have rejected the Plan; however, the Plan does not discriminate unfairly and is fair and equitable with respect to Classes 5 pursuant to Section 1129(b). Accordingly, the Plan is due to be confirmed under Section 1129(b) of the Bankruptcy Code.

     19. The Plan was not proposed for the purpose of avoiding taxes. Accordingly, the Plan does not violate Section 1129(d) of the Bankruptcy Code and is due to be confirmed.

     NOW, THEREFORE, based upon the foregoing findings of fact and conclusions of law, the representations and stipulations of the parties, and the record of the confirmation hearing, which is incorporated into this Order by reference, it is hereby ORDERED, ADJUDGED AND DECREED, as follows:

     A. The Plan is confirmed pursuant to Sections 1129(a) and (b) of the Bankruptcy Code.


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     B.   Each of the respective objections of AmSouth, the WARN Act Claimants,
          Steadfast, BCBS, the BA and the UCC are withdrawn on the terms and conditions set forth in this Order.

     C. This Order and the confirmation of the Plan shall be without prejudice to the rights of the WARN Act Claimants with respect to proof of claim number 279 filed April 28, 2003. Without limitation, all parties reserve all rights, claims and defenses with respect to the allowance, priority and amount of the claims of the WARN Act Claimants. Nothing in the Plan or this Order shall alter the priority scheme of the Bankruptcy Code with respect to the payment of Allowed Priority Claims. Any claim of the WARN Act Claimants Allowed as an Allowed Priority Claim shall be paid first from any funds available in the Administrative and Priority Claim Reserve and second from the Net Proceeds of the Liquidation Trust before the payment of any junior claims or interests. Objections to the allowance, priority or amount of the claim of the WARN Act Claimants must be made within sixty (60) days of the Effective Date.

     D. This Order and the confirmation of the Plan shall be without prejudice to the rights of BCBS with respect to proof of claim number 143 filed March 5, 2003. Without limitation, all parties reserve all rights, claims and defenses with respect to the allowance, priority and amount of the claims of BCBS. Nothing in the Plan or this Order shall alter the priority scheme


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          of the Bankruptcy Code with respect to the payment of Allowed Priority
          Claims. Any claim of BCBS Allowed as an Allowed Priority Claim shall be paid first from any funds available in the Administrative and Priority Claim Reserve and second from the Net Proceeds of the Liquidation Trust before the payment of any junior claims or interests. Objections to the allowance, priority or amount of the BCBS claim must be made within sixty (60) days of the Effective Date.

     E. This Order and the confirmation of the Plan shall be without prejudice to the defenses of Steadfast with respect to any claims asserted against Steadfast under any property, liability or casualty insurance policy of the Debtor. Without limitation, all parties reserve all rights, claims and defenses with respect to insurance coverage and nothing in the Plan or this Order shall be determinative of any insurance coverage issues.

     F. Except as specifically modified herein, this Order incorporates, approves, ratifies and authorizes each term and condition of the Plan and the transactions contemplated therein.

     G. All requests for payment of Administrative Expense Claims arising prior to the date of this Order must be filed and served on the Debtor no later than ten (10) days after the Confirmation Date on the terms and conditions set forth in the Plan. Except as provided by prior order of the Court allowing the employment of professionals in the ordinary course of


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          business, professionals or other entities asserting a Fee Claim must file and serve on the Debtor, the BA, the UCC and such other entities as are designated by the Bankruptcy Rules or other order of the Bankruptcy Court an application for final allowance of compensation and reimbursement of expenses no later than thirty (30) days after the Confirmation Date on the terms and conditions set forth in the Plan. All requests for payment of an Administrative Expense Claim and all requests for payment of a Fee Claim shall comply with the Bankruptcy Rules.

     H. The Debtor is authorized and directed to execute and enter into such agreements, assumptions, assignments, instruments, documents of title, and releases, as may be necessary or appropriate to effectuate the terms of the Plan. The Debtor is authorized and directed to cancel the stock certificates, issue new stock certificates and modify or amend any corporate governance documents or any other documents necessary or appropriate to effectuate the terms of the Plan without further Bankruptcy Court approval or approval of the board of directors or shareholders of the Debtor. As provided in Section 1146(c) of the Bankruptcy Code, the delivery of any instrument of transfer under the Plan shall not be taxed under any law imposing a stamp tax or similar tax.

     I. Robert P. Reynolds is appointed and confirmed as the Liquidation Trustee effective as of the Effective Date.



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     J.   Except as otherwise provided in the Plan, all Causes of Action shall vest in the Liquidation Trust on the Effective Date. Except as otherwise provided in the Plan, the Liquidation Trust shall retain and may enforce all Causes of Action, which is defined in the Plan as all Claims and causes of action now owned or hereafter acquired by the Debtor or the Estate, or any of them, or which may be maintained by the Debtor or the Estate, or any of them, for the benefit of creditors, whether arising under any contract or under the Bankruptcy Code or other federal or state law, including, without limitation, Avoidance Actions, but excluding claims and causes of action and related recoveries (a) transferred to the Buyer under the terms of the Asset Purchase Agreement; (b) released or waived pursuant to the Plan;
          (c) constituting a defense, counterclaim or offset to or against any Claim; (d) constituting rights of recharacterization or subordination released pursuant to the Plan; and (e) that arise from or relate to the assets vesting in the Reorganized Debtor pursuant to the Plan. The foregoing enumeration of potential claims and causes of action is nonexclusive and shall not constitute a limitation or waiver of any claim, right to payment, demand or cause of action not so enumerated. Such claims and causes of action shall not, under any circumstances, be waived, deemed waived or otherwise limited as a result of the failure of the Debtor to describe a particular cause of action with more specificity in the Plan or the



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          Disclosure Statement or the omission of a specific reference to such claim or cause of action in this Order. Except as provided in the Plan, the Liquidation Trust shall retain at least the same rights that a trustee under chapter 7 of the Bankruptcy Code would have with respect to all claims and causes of action. Except as provided in the Plan, confirmation of the Plan, approval of the Disclosure Statement, entry of this Order, and the consummation of the Plan shall not constitute res judicata, collateral estoppel, claim preclusion or issue preclusion so as to preclude prosecution by the Liquidation Trust of any claim or cause of action of the Debtor or the Estate after the Confirmation Date and will not in any way estop the Liquidation Trust (judicially or otherwise) from pursuing any such claim or cause of action.

     K. Notwithstanding any other term or provision of this Order or the Plan, the Liquidation Trust shall retain, for the benefit of the unsecured creditors, the Estate's interest in the Net Third Party Proceeds (as defined below). The Secured Parties shall pay the Net Third Party Proceeds, if any, to the Liquidation Trustee for administration in accordance with the Plan. For purposes of this Order: (a) "Net Third Party Proceeds" shall mean the amount by which the Aggregate Consideration exceeds the Total Secured Party Claims; (b) "Aggregate Consideration" means the total of (i) the total consideration realized by the Secured Parties, or either of them, from



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          any sale of any Real Property Collateral by the Liquidation Trustee to
          a third party purchaser pursuant to the Plan, plus (ii) all amounts credit bid by the Secured Parties, or either of them, for any Real Property Collateral pursuant to the Plan, plus (iii) the total consideration realized by the Secured Parties, or either of them, from any sale by the Secured Parties, or either of them, to a third party purchaser occurring on or before October 1, 2004; and (c) "Total Secured Party Claims" means the aggregate Allowed Claims of AmSouth and MTIN, together with all interest, fees and other charges allowable under the Secured Parties' respective loan documents and applicable law and all out of pocket expenses incurred by the Secured Parties, or either of them, in connection with the maintenance, administration and liquidation of the Real Property Collateral after the auction provided for in the Plan.

     L.   Notwithstanding any other term or provision of this Order or the Plan,
          (a) the exculpation of the Liquidation Trustee shall be limited to the Liquidation Trustee in such capacity; (b) the injunction of suits, actions or other proceedings against the Exculpated Parties shall be limited to actions that are exculpated under sections VI.C.2 and IX.C.2 of the Plan; (c) the satisfaction, discharge and release of claims against the officers and directors of the Debtor shall not include any claims based on violation of applicable securities law or on willful misconduct; (d) the phrase



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          "employees, agents, advisors, attorneys, accountants and other representatives" is deleted from the second sentence of section VI.C.1 of the Plan; and (e) the phrase in section VI.C.2 of the Plan "the foregoing provisions of the Article VI.C.3," which is a typographical error, is corrected and amended to read "the foregoing provisions of this section VI.C.2 of the Plan." Except as modified and amended in this Order, all settlements, release and injunctions contained in the Plan, as modified and amended pursuant to this Order, are hereby approved.

     M. The Liquidation Trust Agreement, subject to such modifications as agreed upon between the Debtor and holders of Claims so as to conform the Liquidation Trust to the Plan, is hereby approved and shall be effective as of the Effective Date, provided, however, that any dispute between the Debtor and holders of Claims in this regard may be submitted to the Bankruptcy Court for determination. Subject to the terms of the Plan, the Debtor and the Liquidation Trustee are duly and validly authorized to issue, execute, deliver, file or record any and all documents necessary to implement the Liquidation Trust. In the event of any inconsistencies between the Plan and the Liquidation Trust, the provisions of the Plan shall govern.

     N. In accordance with the provisions of the Plan, the Court shall retain jurisdiction of the Debtor's case until the Plan has been substantially



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          consummated, the Debtor's case is closed, and all assets of the
          Liquidation Trust are distributed. Such jurisdiction shall extend, without limitation, to the Debtor, the Liquidation Trust, the Reorganized Debtor, all assets of the Estate, and the matters and purposes described in Section IX of the Plan.

     O. The failure to reference or discuss any particular provision of the Plan in this Order shall have no effect on the validity, binding effect and enforceability of such provision and such provision shall have the same validity, binding effect and enforceability as every other provision in the Plan. To the extent that any inconsistency exists between the Plan and this Order, the terms and conditions of this Order shall govern.


     DONE this 1st day of August, 2003.



                                                /s/ JACK A. CADDELL
                                    --------------------------------------------
                                                  Jack A. Caddell
                                          United States Bankruptcy Judge






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